UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 16, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Applied Genetic Technologies Corporation
File Nos. 333-193309 and 1- 36370

CF#34687

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Applied Genetic Technologies Corporation submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms listed below.

Based on representations by Applied Genetic Technologies Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.5	S-1	January 10, 2014	January 10, 2023
10.6	S-1	January 10, 2014	January 10, 2023
10.7	S-1	January 10, 2014	January 10, 2023
10.8	S-1	January 10, 2014	January 10, 2023
10.9	S-1	January 10, 2014	January 10, 2023
10.10	S-1	January 10, 2014	January 10, 2023
10.11	S-1	January 10, 2014	January 10, 2023
10.25	S-1	January 10, 2014	January 10, 2023
10.26	S-1	January 10, 2014	January 10, 2023
10.10	10-K	September 10, 2015	January 10, 2023
10.11	10-K	September 10, 2015	January 10, 2023
10.12	10-K	September 10, 2015	January 10, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary